

January 27, 2009

<u>Via U.S. Mail</u>

Tony M. Ricci
Chief Financial Officer
Keegan Resources Inc.
1204-700 West Pender Street
Vancouver, British Columbia, V6C 1G8

> **Re: Keegan Resources Inc.**
> **Annual Report on Form 20-F**
> **Filed September 30, 2008**
> **File Number 001-33580**

Dear Mr. Ricci:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 15. Controls and Procedures

Changes in Internal Control over Financial reporting, page 60

1.   We note your disclosure regarding "significant deficiencies" resulting from the commencement of operations of Keegan Ghana. We further note that your management, including your Chief Executive Officer and Chief Financial Officer, concluded that as a result of such changes in internal controls, your disclosure controls and procedures were not effective as of March 31, 2008. Please disclose when each significant deficiency was identified, by whom it was identified, and when each significant deficiency first began.

2.   We also note that your management "has undertaken a remediation effort including . . . [certain] initiatives" to address the significant deficiencies disclosed. With respect to this remediation effort, please expand your disclosure to include each of the specific steps that you have undertaken, or intend to undertake, to address such deficiencies, along with any associated material costs. Please also describe in greater detail your remediation initiatives related to "communicating roles and responsibilities to all personnel involved in the financial reporting function in Canada and Ghana".

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

  You may contact Tracey L. McNeil at (202) 551-3392 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

         Sincerely,

         H. Roger Schwall
         Assistant Director

cc: Tracey L. McNeil
   Timothy S. Levenberg